# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marinus Pharmaceuticals, Inc., CIK 0001267813
CUSIP: 56854Q200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 5 Radnor Corporate Center, Suite 500, Radnor, Pennsylvania (PA), 19087
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-000957
Filed by CIK 0001569064

## Reporting persons
- SUVRETTA CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,105,264; sole dispositive power 0; shared dispositive power 2,105,264; aggregate amount beneficially owned 2,105,264 (3.8% of the class)
- AVERILL MASTER FUND, LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,105,264; sole dispositive power 0; shared dispositive power 2,105,264; aggregate amount beneficially owned 2,105,264 (3.8% of the class)
- AARON COWEN: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,105,264; sole dispositive power 0; shared dispositive power 2,105,264; aggregate amount beneficially owned 2,105,264 (3.8% of the class)

## Item 1. Issuer
Name of issuer: Marinus Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 5 Radnor Corporate Center, Suite 500, 100 Matsonford Rd, Radnor, PA 19087

## Item 2. Person Filing
Name of person filing:
Suvretta Capital Management, LLC
Averill Master Fund, Ltd.
Aaron Cowen
Address of principal business office or, if none, residence:
Suvretta Capital Management, LLC
540 Madison Avenue, 7th Floor
New York, New York 10022
United States of America

Averill Master Fund, Ltd.
c/o Maples Corporate Services Limited
P.O. Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

Aaron Cowen
c/o Suvretta Capital Management, LLC
540 Madison Avenue, 7th Floor
New York, New York 10022
Citizenship:
Suvretta Capital Management, LLC - Delaware
Averill Master Fund, Ltd. - Cayman Islands
Aaron Cowen - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Items 6 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock directly held by Averill Master Fund, Ltd. (the "Fund"), which may be deemed to be indirectly beneficially owned by Suvretta Capital Management, LLC and Aaron Cowen, as well as Common Stock that may be acquired upon the exercise of pre-funded warrants with no expiration date with an exercise price of $0.001 per share of Common Stock ("Pre-Funded Warrants"), subject to the limitations on exercise described below.

The Pre-Funded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Common Stock (the "Maximum Percentage"). By written notice to the Issuer, the Fund may from time to time increase or decrease the Maximum Percentage applicable to it to any other percentage not in excess of 19.99%, provided that any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer. As a result of this restriction, the Pre-Funded Warrants are not all presently exercisable and the number of shares of Common Stock that may be issued upon exercise of the Pre-Funded Warrants by the above holders may change depending upon changes in the outstanding Common Stock.

Suvretta Capital Management, LLC - 2,105,264
Averill Master Fund, Ltd. - 2,105,264
Aaron Cowen - 2,105,264
Percent of class:
Suvretta Capital Management, LLC - 3.8%
Averill Master Fund, Ltd. - 3.8%
Aaron Cowen - 3.8%
Sole power to vote or to direct the vote:
Suvretta Capital Management, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0
Shared power to vote or to direct the vote:
Suvretta Capital Management, LLC - 2,105,264
Averill Master Fund, Ltd. - 2,105,264
Aaron Cowen - 2,105,264
Sole power to dispose or to direct the disposition:
Suvretta Capital Management, LLC - 0
Averill Master Fund, Ltd. - 0
Aaron Cowen - 0
Shared power to dispose or to direct the disposition:
Suvretta Capital Management, LLC - 2,105,264
Averill Master Fund, Ltd. - 2,105,264
Aaron Cowen - 2,105,264

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- SUVRETTA CAPITAL MANAGEMENT, LLC: /s/ Aaron Cowen, Aaron Cowen, Authorized Signatory (02/11/2025)
- AVERILL MASTER FUND, LTD.: /s/ Aaron Cowen, Aaron Cowen, Director (02/11/2025)
- AARON COWEN: /s/ Aaron Cowen, /s/ Aaron Cowen (02/11/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.